Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

Edmonton, Alberta, November 3, 2009 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months and six months ended September 30, 2009.

Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights
	Three Months Ended Sept. 30,		Six Months Ended Sept. 30,
(dollars in thousands)	2009	2008	2009	2008
Revenue	$171,110	$280,283	$318,213	$539,270
Gross profit	$33,121	$44,281	$57,931	$91,871
Gross profit margin	19.4%	15.8%	18.2%	17.0%
Operating income	$18,569	$23,046	$28,341	$49,976
Net income (loss)	$809	$(1,222)	$15,583	$17,874

Consolidated EBITDA (1)	$31,755	$36,226	$51,340	$72,953
Capital spending	$23,555	$16,177	$43,265	$75,526
Cash and cash equivalents	$97,716	$-	$97,716	$-

(1)	For a definition of Consolidated EBITDA (as defined within the credit agreement) and reconciliation to net income, see “Non-GAAP Financial Measures” at the end of this release.

“We made good progress during the three months ending September 30, 2009, despite continuing tough market conditions,” said Rod Ruston, President and CEO. “We increased margins over last year, won new contracts and the current quarter’s operating performance improved from the previous quarter.”

“In the oil sands, which represents our largest market, recurring services volumes returned to more typical levels as production ramped back up under our long-term contract with Canadian Natural and we increased work under our new three-year contract with Shell Canada. As expected, project development activity in the oil sands remained well below last year’s levels but we are seeing encouraging signs that the climate for oil sands investment is improving,” said Mr. Ruston.

“Results from both our Piling and Pipeline divisions reflect the new economic environment. Piling revenues and margins remain under pressure due to the slowdown in both oil sands development activity and commercial and industrial construction markets. Pipeline revenues, meanwhile, are not yet reflecting the benefit of new contracts, including the TransCanada maintenance contract announced last quarter and two recent small contract awards with Terasen Gas Inc. and Spectra Energy Corp. Although the Piling and Pipeline segments make an important contribution to revenue and gross profit when the right projects are available, it is important to remember that they are variable by nature and are readily downsized and operated at a low cost when market conditions are less favourable.”

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“Overall, our results for the current period were in line with our expectations. Going forward, we expect to see continued strength in our recurring services business through the second half of the fiscal year. We anticipate that our project development business will continue to face challenging market conditions in the near term. However, our longer-term outlook remains positive as a result of our recent contract wins and further improvement in oil sands industry fundamentals,” said Mr. Ruston.

Consolidated Results for the Three Months Ended September 30, 2009

(dollars in thousands)	2009	2008	Change
Revenue	$171,110	$280,283	$(109,173)

For the three months ended September 30, 2009, consolidated revenue was $171.1 million, compared to $280.3 million during the same period last year.  The $109.2 million decrease reflects continued weakness in commercial and industrial construction markets due to the current economic slowdown, reduced project development activity in the oil sands and a significant decline in Pipeline segment revenues following last year’s completion of the TMX Anchor Loop pipeline project. Recurring services revenue remained stable year-over-year, with increased activity at Shell Canada Energy’s (Shell) Albian Jackpine Mine and an increase in equipment rentals to Suncor Energy Inc. (Suncor) helping to offset lower activity levels at Syncrude Canada Ltd. (Syncrude) while that customer carried out a major maintenance program on its upgrader. Overburden removal activity levels at Canadian Natural Resources Limited’s (Canadian Natural) Horizon mine were comparable to the same period last year and are expected to continue ramping up to planned production levels over the next three months now that the mine’s start-up has been completed.

	Three Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Gross profit	$33,121	$44,281	$(11,160)
Gross profit margin	19.4%	15.8%

Gross profit for the three months ended September 30, 2009 was $33.1 million compared to $44.3 million in the same period last year. The change in gross profit primarily reflects lower revenue. Gross profit margin improved to 19.4% of revenue from 15.8% during the same period last year, reflecting lower equipment costs due to the timing of planned repair and maintenance costs and company-wide efforts to improve efficiency and reduce expenses.

	Three Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Operating income	$18,569	$23,046	$(4,477)
Operating margin	10.9%	8.2%

Operating income for the three months ended September 30, 2009 was $18.6 million, compared to $23.0 million in the same period last year. The impact of lower revenue and gross profit was partially offset by a $5.3 million reduction in general and administrative

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costs resulting from reorganization, cost-reductions and process improvements implemented in the prior fiscal year.

(dollars in thousands, except per	Three Months Ended Sept. 30,
share amounts)	2009	2008	Change
Net income (loss)	$809	$(1,222)	$2,031
Per share information:
Net income (loss) - basic	$0.02	$(0.03)	$0.05
Net income (loss) - diluted	$0.02	$(0.03)	$0.05

The Company recorded net income of $0.8 million (diluted income per share of $0.02) for the three months ended September 30, 2009, compared to a net loss of $1.2 million (diluted loss per share of $0.03) during the same period last year.  Non-cash items negatively affecting net income included a loss on cross-currency and interest rate swaps, along with a loss related to embedded derivatives in a long-term customer contract and long-term supplier contracts. These were partially offset by the positive foreign exchange impact of a strengthening Canadian dollar on the Company’s US dollar-denominated 8 ¾% senior notes and a gain on the embedded derivative related to the redemption options in our 8 ¾% senior notes. Excluding the various non-cash items, diluted income per share would have been $0.17 for the three months ended September 30, 2009, compared to $0.30 during the same period last year.

Consolidated Results for the Six Months Ended September 30, 2009

	Six Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Revenue	$318,213	$539,270	$(221,057)

For the six months ended September 30, 2009, consolidated revenue was $318.2 million, compared to $539.3 million during the same period last year.  The $221.1 million revenue decrease reflects reduced project development activity in the oil sands and significantly lower Pipeline and Piling segment revenues. Recurring services revenue was also lower on a year-to-date basis, reflecting lower volumes under the Company’s overburden removal contract with Canadian Natural during that customer’s mine start-up period, as well as reduced activity at Syncrude during the completion of an upgrader maintenance program. These impacts were partially offset by increased activity at Shell’s oil sands sites under a new three-year contract and an increase in equipment rentals to Suncor.

	Six Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Gross profit	$57,931	$91,871	$(33,940)
Gross profit margin	18.2%	17.0%

Gross profit for the six months ended September 30, 2009 was $57.9 million compared to $91.9 million during the same period last year, primarily reflecting lower revenue. Gross profit margin improved to 18.2% of revenue, reflecting the benefit of reduced equipment

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costs from the timing of planned repairs and maintenance and company-wide efforts to improve efficiency and reduce expenses.

	Six Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Operating income	$28,341	$49,976	$(21,635)
Operating margin	8.9%	9.3%

Operating income for the six months ended September 30, 2009 was $28.3 million, compared to $50.0 million during the same period last year, reflecting lower revenues and gross profit as discussed above.  General and administrative costs were $29.1 million, a $9.5 million decrease from the same period last year, reflecting the benefit of reorganization, cost-reductions and process improvements implemented in the prior fiscal year.

(dollars in thousands, except per	Six Months Ended Sept. 30,
share amounts)	2009	2008	Change
Net income	$15,583	$17,874	$(2,291)
Per share information:
Net income - basic	$0.43	$0.50	$(0.07)
Net income - diluted	$0.43	$0.48	$(0.05)

The Company achieved net income of $15.6 million (diluted income per share of $0.43) for the six months ended September 30, 2009, compared to net income of $17.9 million (diluted income per share of $0.48) during the same period last year.  Non-cash items positively affecting net income included the positive foreign exchange impact of a strengthening Canadian dollar on the Company’s US dollar denominated 8 ¾% senior notes  and gains on embedded derivatives in long-term supplier contracts and the redemption options in our 8 ¾% senior notes. These gains were partially offset by a loss on cross-currency and interest rate swaps, along with a loss related to an embedded derivative in a long-term customer contract. Excluding the various non-cash items, diluted income per share would have been $0.19 for the six months ended September 30, 2009, compared to $0.70 for the same period last year.

Segment Results

Heavy Construction and Mining

	Three Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Segment revenue	$154,463	$176,073	$(21,610)
Segment profit	$21,636	$26,525	$(4,889)
Segment profit margin	14.0%	15.1%

For the three months ended September 30, 2009, revenue from the Heavy Construction and Mining segment was $154.5 million, compared to $176.1 million during the same period last year. The change in revenue primarily reflects a reduction in oil sands project

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development activity. As noted previously, recurring services, which represent approximately 75% of the Company’s annual oil sands revenue, remained stable between the two periods.

Segment profit margin in the Heavy Construction and Mining segment for the three months ended September 30, 2009 decreased to 14.0% of revenue, from 15.1% during the same period last year. Segment profit margin in the current period was negatively impacted by an adjustment for lower forecasted margin on a large project.

	Six Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Segment revenue	$286,873	$365,479	$(78,606)
Segment profit	$45,272	$47,928	$(2,656)
Segment profit margin	15.8%	13.1%

For the six months ended September 30, 2009, revenue from the Heavy Construction and Mining segment was $286.9 million, compared to $365.5 million during the same period last year. This decrease primarily reflects the decline in new project development activity in the oil sands. Results from last year also include revenue from a pass-through fuel supply contract and a tire premium surcharge that are no longer in effect.

Recurring services revenue was down slightly between the two periods, reflecting lower overburden removal volumes during Canadian Natural’s mine start-up period and reduced site services activity during Syncrude’s planned maintenance program. Partially offsetting these impacts were increased volumes under the Company’s master services agreement with Shell and equipment rentals to Suncor.

Segment profit margin in the Heavy Construction and Mining segment for the six months ended September 30, 2009 increased to 15.8% of revenue, from 13.1% during the same period last year. The lower margin recorded a year ago was related to production challenges on a project and the pass-through fuel supply contract. Excluding these impacts, prior-year segment profit margin would have been 15.6% of revenue.

Piling

	Three Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Segment revenue	$15,058	$48,642	$(33,584)
Segment profit	$1,950	$11,045	$(9,095)
Segment profit margin	12.9%	22.7%

For the three months ended September 30, 2009, Piling segment revenue was $15.1 million, compared to $48.6 million during the same period last year.  Weaker conditions in the commercial and industrial construction sectors and a reduction in high-volume oil sands projects were the key factors in this decline. Segment profit margin for the current period also declined to 12.9%, from 22.7% during the same period last year, reflecting margin pressure due to weaker market conditions.

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	Six Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Segment revenue	$29,676	$91,145	$(61,469)
Segment profit	$4,634	$19,706	$(15,072)
Segment profit margin	15.6%	21.6%

For the six months ended September 30, 2009, Piling segment revenue was $29.7 million, compared to $91.1 million during the same period last year.  Weaker conditions in the commercial and industrial construction sectors and a reduction in high-volume oil sands projects were also the key factors in this decline. Segment profit margin during the current period declined to 15.6%, from 21.6% during the same period last year, reflecting margin pressure due to weaker market conditions.

Pipeline

	Three Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Segment revenue	$1,589	$55,568	$(53,979)
Segment (loss) profit	$(138)	$7,950	$(8,088)
Profit margin	-8.7%	14.3%

Pipeline revenues for the three months ended September 30, 2009 were $1.6 million compared to $55.6 million during the same period last year reflecting completion of the TMX Anchor Loop project in October 2008. Current period revenues reflect the initial work on a small river crossing pipeline project in British Columbia for Terasen Gas Inc. The segment loss recorded in the current three-month period reflects the timing of costs for de-mobilization.

	Six Months Ended Sept. 30,
(dollars in thousands)	2009	2008	Change
Segment revenue	$1,664	$82,646	$(80,982)
Segment profit	$229	$16,875	$(16,646)
Profit margin	13.8%	20.4%

Pipeline revenues for the six months ended September 30, 2009 were $1.7 million compared to $82.6 million during the same period last year, reflecting completion of the TMX Anchor Loop project in October 2008. Segment profit margin in the six months ended September 30, 2009 was 13.8% compared to 20.4% during the same period last year. Segment profit for the comparable three-month period last year includes the benefit of a $5.3 million settlement of claims revenue.

Outlook

The Company’s expectation for the second half of fiscal 2010 is for continued strong operating performance in a more competitive market environment. While weaker industrial and commercial construction market conditions, a more moderate pace of development in the oil sands and increasing competition for contracts are expected to

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continue to exert pressure on revenue growth and profit margins, the Company intends to leverage its recurring revenue business and favorable oil sands position to compete profitably in this new market environment.

In the oil sands, recurring services volumes will be supported by the return to planned production levels at Canadian Natural’s Horizon project. Volumes at the Albian Sands Muskeg River Mine and Jackpine Mine are also expected to be strong under the Company’s new three-year contract with Shell Canada.

On the project development front, the Company believes that reduced project costs and a gradual strengthening of oil prices are creating a more attractive environment for investment.  Imperial Oil’s decision to proceed with the Kearl project is an example of this.  In addition, the announced merger between Suncor and Petro-Canada is expected to have a positive impact on oil sands investment by creating a single entity with the resources to support large capital projects.

Although the pipeline construction market remains highly competitive, new projects continue to be tendered and the Company has bid successfully on a number of these. In August, the Company was awarded the construction of Terasen Gas Inc.’s Fraser River South Arm Crossing project.  This project involves installing two mid-sized pipelines below the Fraser River in British Columbia. Construction is underway and expected to be completed by February 2010.  In October, the Company was awarded the construction of the North Maxhamish Loop project for Spectra Energy Corp. in Northern British Columbia.  Construction of this 37-kilometer, 24-inch pipeline is scheduled to begin in November and be completed by February 2010.  These new contract awards follow last quarter’s win of a three-year contract to complete pipeline integrity excavations and hydrostatic retests on TransCanada Pipeline’s mainline system in British Columbia, Saskatchewan, Manitoba and Ontario.

Commercial and industrial construction activity remains well below fiscal 2008 and 2009 market levels and is not expected to improve this fiscal year, negatively impacting our Piling segment.  As a part of its geographic expansion strategy, the Piling division acquired Drillco Foundation Co. Ltd., a small Ontario-based piling company, in August 2009.  The Ontario market is expected to benefit from $32.5 billion in announced federal and provincial government spending over the next two years and the Piling division is actively bidding on some of the available projects.

Overall, while market conditions remain weak, opportunities continue to exist in all areas of the business.  The Company is focused on pursuing those contracts that leverage its strengths, enable it to maintain reasonable margins and contribute to long-term business success.

NEWS RELEASE

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its  financial results for the three and six months ended September 30, 2009 tomorrow, Wednesday, November 4, 2009, at 9:30 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054

A replay will be available through December 4, 2009 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 336008)

NEWS RELEASE

Interim Consolidated Balance Sheets
 (in thousands of Canadian dollars)

	September 30, 2009	March 31, 2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$97,716	$98,880
Accounts receivable	87,893	78,323
Unbilled revenue	67,615	55,907
Inventories	10,079	11,814
Prepaid expenses and deposits	7,453	4,781
Future income taxes	7,307	7,033

	278,063	256,738
Future income taxes	11,196	12,432
Assets held for sale	2,857	2,760
Prepaid expenses and deposits	2,100	3,504
Property, plant and equipment	354,419	329,705
Goodwill	25,361	23,872
Intangible assets	2,319	1,041

	$676,315	$630,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$70,167	$56,204
Accrued liabilities	41,118	52,135
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	4,197	2,155
Current portion of capital lease obligations	5,295	5,409
Current portion of derivative financial instruments	5,017	11,439
Current portion of long term debt	7,591	—
Future income taxes	8,326	7,749

	141,711	135,091
Deferred lease inducements	970	836
Capital lease obligations	9,898	12,075
Long term debt	25,409	—
Senior notes	210,396	252,899
Director deferred stock unit liability	1,363	546
Derivative financial instruments	88,707	50,562
Asset retirement obligation	343	386
Future income taxes	32,956	30,220

	511,753	482,615
Shareholders’ equity:
Common shares (authorized — unlimited number of voting and non-voting common shares; issued and outstanding — September 30, 2009 — 36,038,476 voting common shares (March 31, 2009 — 36,038,476 voting common shares)	299,973	299,973
Contributed surplus	6,817	5,275
Deficit	(142,228)	(157,811)

	164,562	147,437

	$676,315	$630,052

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 Interim Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
 (in thousands of Canadian dollars, except per share amounts)
 (Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2009	2008	2009	2008

Revenue	$171,110	$280,283	$318,213	$539,270
Project costs	65,959	154,961	120,512	303,592
Equipment costs	44,359	60,787	90,403	106,597
Equipment operating lease expense	15,684	9,586	28,033	18,384
Depreciation	11,987	10,668	21,334	18,826
Gross profit	33,121	44,281	57,931	91,871
General and administrative costs	14,015	19,345	29,081	38,561
Loss on disposal of property, plant and equipment	260	1,612	301	2,756
Loss (gain) on disposal of assets held for sale	41	2	(276)	24
Amortization of intangible assets	236	276	484	554
Operating income before the undernoted	18,569	23,046	28,341	49,976
Interest expense, net	8,980	6,440	17,617	12,889
Foreign exchange (gain) loss	(17,862)	8,236	(37,077)	6,595
Realized and unrealized loss on derivative financial instruments	26,271	7,618	27,317	5,353
Other (income) expenses	(200)	(3)	333	(21)
Income before income taxes	1,380	755	20,151	25,160
Income taxes :
Current income taxes	1,264	62	1,264	62
Future income taxes (recovery)	(693)	1,915	3,304	7,224
Net income (loss) and comprehensive income (loss) for the period	809	(1,222)	15,583	17,874
(Deficit) Retained earnings, beginning of period — as previously reported	(143,037)	800	(157,811)	(19,287)
Change in accounting policy related to inventories	—	—	—	991
Deficit, end of period	$(142,228)	$(422)	$(142,228)	$(422)
Net income (loss) per share — basic	$0.02	$(0.03)	$0.43	$0.50
Net income (loss) per share — diluted	$0.02	$(0.03)	$0.43	$0.48

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Interim Consolidated Statements of Cash Flows
 (in thousands of Canadian dollars)
 (Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2009	2008	2009	2008
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$809	$(1,222)	$15,583	$17,874
Items not affecting cash:
Depreciation	11,987	10,668	21,334	18,826
Amortization of intangible assets	236	276	484	554
Amortization of deferred lease inducements	(35)	(27)	(61)	(53)
Loss on disposal of property, plant and equipment	260	1,612	301	2,756
Loss (gain) on disposal of assets held for sale	41	2	(276)	24
Unrealized foreign exchange (gain) loss on senior notes	(17,877)	8,147	(37,196)	6,316
Amortization of bond issue costs, premiums and financing costs	212	184	433	358
Unrealized change in the fair value of derivative financial instruments	25,604	6,950	25,983	4,017
Stock-based compensation expense	620	670	2,425	1,306
Accretion expense — asset retirement obligation	(21)	57	(12)	106
Future income taxes (recovery)	(693)	1,915	3,304	7,224
Net changes in non-cash working capital	2,042	(38,696)	(17,055)	(35,431)
	23,185	(9,464)	15,247	23,877
Investing activities:
Acquisition	(4,880)	—	(4,880)	—
Purchase of property, plant and equipment	(23,555)	(16,177)	(43,265)	(75,526)
Additions to assets held for sale	(933)	—	(933)	—
Proceeds on disposal of property, plant and equipment	558	3,296	696	4,648
Proceeds on disposal of assets held for sale	152	2	1,112	194
Net changes in non-cash working capital	3,919	(38,214)	2,647	5,259
	(24,739)	(51,093)	(44,623)	(65,425)
Financing activities:
Cheques issued in excess of cash deposits	—	665	—	665
Increase in long term debt	21,200	10,000	33,000	10,000
Repayment of capital lease obligations	(1,477)	(1,465)	(2,947)	(2,690)
Cash settlement of stock options	(66)	—	(66)	—
Repayment of long-term debt	(652)	—	(652)	—
Stock options exercised	—	25	—	702
Financing costs	(8)	—	(1,123)	—
	18,997	9,225	28,212	8,677
Increase, (decrease) in cash and cash equivalents	17,443	(51,332)	(1,164)	(32,871)
Cash and cash equivalents, beginning of period	80,273	51,332	98,880	32,871
Cash and cash equivalents, end of period	$97,716	$—	$97,716	$—

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Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this press release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with Canadian GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA (as defined within the credit agreement)

Consolidated EBITDA is a measure defined by our credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income. Our credit agreement requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under Canadian GAAP or US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for our working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

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A reconciliation of net income to Consolidated EBITDA (as defined within the credit agreement) is as follows:

	Three Months Ended Sept. 30,		Six Months Ended Sept. 30,
(dollars in thousands)	2009	2008	2009	2008
Net income (loss)	$809	$(1,222)	$15,583	$17,874
Adjustments:
Interest expense	$8,980	$6,440	$17,617	$12,889
Income taxes	$571	$1,977	$4,568	$7,286
Depreciation	$11,987	$10,668	$21,334	$18,826
Amortization of intangible assets	$236	$276	$484	$554
Unrealized foreign exchange
(gain) loss on senior notes	$(17,877)	$8,147	$(37,196)	$6,316
Realized and unrealized loss on
derivative financial instruments	$26,271	$7,618	$27,317	$5,353
Loss on disposal of property,
plant and equipment and assets
held for sale	$301	$1,614	$25	$2,780
Stock-based compensation expense	$477	$708	$1,608	$1,075
Consolidated EBITDA	$31,755	$36,226	$51,340	$72,953
(as defined in the revolving credit agreement)

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this document.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to vary from those expressed or implied in the forward-looking information in this release.

Examples of such forward-looking information in this release include but are not limited to, the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets and demand for the Company’s services, including (1) challenging market conditions in the project development business in the near term, (2) reduced project costs and a gradual strengthening of oil prices creating a more attractive environment for investment in the oil sands, (3) the merger between Suncor and Petro-Canada having a positive impact on

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oil sands investment, (4) Commercial and industrial construction activity not improving this fiscal year and (5) the Ontario market benefiting from government spending; is subject to the risks and uncertainties that: continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a decline in oil prices; anticipated new major capital projects in the oil sands may not materialize; demand for our services may be adversely impacted by regulations affecting the energy industry; failure by our customers to obtain required permits and licenses may affect the demand for our services; changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce our revenue from those customers; reduced financing as a result of the tightening credit markets may affect our customers’ decisions to invest in infrastructure projects; insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers; a change in strategy by our customers to reduce outsourcing could adversely affect our results; cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers; because most of our customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for our services; and unanticipated short term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating; and

(B) information related to the future performance of the Company, including (1) strong operating performance and continued strength in the Company’s recurring services business through the second half of fiscal 2010, (2) weaker industrial and commercial construction market conditions, a more moderate pace of development in the oil sands and increasing competition for contracts continuing to exert pressure on revenue and profit margin, (3) the Company’s ability to leverage its recurring revenue business and favorable oil sands position to compete profitably in this new market environment, (4) the return to planned production levels at Canadian Natural’s Horizon project, (5) volumes at the Albian Sands Muskeg River Mine and Jackpine Mine being strong, (6) the completion of pipeline installation work below the Fraser River in British Columbia by February 2010 and (7) construction of the North Maxhamish Loop beginning in November and being completed by February 2010; is subject to the risks and uncertainties that: shortages of qualified personnel or significant labour disputes could adversely affect our business; if we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired; we are dependent on our ability to lease equipment, and a tightening of this form of credit could adversely affect our ability to bid for new work and/or supply some of our existing contracts; our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals, our customer base is concentrated and the loss of or a significant reduction in business from a major customer could adversely impact our

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financial condition; lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs; our operations are subject to weather-related factors that may cause delays in our project work; and environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the United States Securities and Exchange Commission (SEC) and the Canadian Securities Administrators (CSA). You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand Investor Relations North American Energy Partners Inc. Phone: (780) 969-5528 Fax: (780) 969-5599 Email: krowand@nacg.ca